FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 5th, 2003

Commission File Number: 000-28011

Terra Networks, S.A.

(Translation of registrant’s name into English)

Paseo de la Castellana, 92

28.046 Madrid

Spain

(34) 91-452-3900

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Terra Networks, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1	9 month-03 Terra Lycos Financial Results	27

Terra Lycos

January – September 2003

9m 2003 Results

Summary of Contents

1. Nine Months 2003 Results

•	Press Release

2. Financial Statements

•	Consolidated Statement of Operations

•	Notes to Consolidated Statement of Operations

•	Consolidated Balance Sheet

•	Cash Flow and Change in Net Debt Position

•	Operating Data

3. Historic Data

•	Consolidated Statements of Operations

•	Notes to Consolidated Statements of Operations

•	Consolidated Balance Sheet

•	Operating Data

4. Other Information

•	Description of main Consolidated Statement of Operations accounts and EBITDA

•	Main Fully and Equity Consolidated Companies

•	Guidance

•	Relevant Facts filed with the CNMV/SEC

•	Press Releases

•	Contact Information

9m 2003 Results

Press Release

The company improved EBITDA by 63% in 9M03

TERRA LYCOS IMPROVES NET INCOME THROUGH SEPTEMBER BY 59% AND EXPECTS TO POST POSITIVE EBITDA IN 4Q

Key highlights of the January-September 2003 performance compared to the same period last year:

•	Growth in revenues in local currency was 15%, excluding the impact of the Bertelsmann agreement and Telefónica strategic alliance.

•	Revenues in local currency amounted to 463 million euros. The depreciation of all currencies outside the Euro zone yielded a negative impact of 72 million euros. In current euros, Terra Lycos reported revenues of 391 million euros.

•	In line with the continuous positive EBITDA performance in the last 13 quarters, the Company expects to reach positive EBITDA in 4Q03.

•	EBITDA in current euros was -37 million euros, an improvement of 63% or 63 million euros since last year. The EBITDA margin improved 11 basis points to -10%.

•	The EBITDA margin in local currency was -8%, an improvement of 13 basis points.

•	Net income in current euros rose 59%, or 195 million euros, to -137 million euros.

•	Terra Lycos exited the quarter with a total of 4.6 million paying access, communication and portal services customers, an increase of 82%.

•	In September 2003, the Company surpassed the half-million mark for broadband customers, ending the month with a total of 543,203, a rise of 59%.

Madrid, 05 November 2003.- Terra Lycos (MC: TRR; NASDAQ: TRLY), the global Internet Group, today released its financial results for the first nine months of 2003 and comparisons with the same period of 2002.

Revenues

Terra Lycos recorded revenue growth in local currency of 15%, excluding the revenues derived from the Group’s agreement with Bertelsmann in the first nine months of 2002 and revenues derived from its strategic alliance with Telefónica this year.

9m 2003 Results

Press Release

Revenues in local currency amounted to 463 million euros. After the consolidation of local currency revenues, total revenues were negatively impacted by 72 million euros, due to the impact of the stronger euro, mainly vis-a-vis the Brazilian real and the US dollar.

The end of the agreement with Bertelsmann and the start of the new alliance with Telefónica yielded a negative impact of 56 million euros, at constant euros of the first nine months of 2002. Although this alliance means less revenues for the first three years, it guarantees profitability and stability for Terra Lycos’ business model in the medium and longer term (minimum 6 years vs 3), in addition to assuring a positive annual value of at least 78.5 million euros and leading to greater geographic, product and customer diversification.

In these nine months, the access business accounted for 41% of Terra Lycos revenues; advertising and e-commerce accounted for 25%; value-added communication, portal and content services accounted for 23%; and the remaining 11% of revenues came from corporate & SME services and other revenues.

Particularly noteworthy was the 165% increase in revenues generated by value-added communication, portal and content services.

During the course of the last quarter, Terra Lycos began marketing new and innovative products: the company broadened its ADSL offering with the introduction of WI-FI technology, which allows for wireless high-speed access to the Internet; in the US, it launched SideSearch, which offers users a second opinion without having to open other search engines; and it signed an agreement with Movielink enabling users in the US to download movies from leading film producers. Terra España and Terra Brasil (the latter rated as Brazil’s favourite ISP by the prestigious magazine, Carta Capital) were also successful recently with the launch of Conecta Disney.

9m 2003 Results

Press Release

The Company has reached new agreements and consolidated existing relationships with some of the largest advertisers in the world, such as Adidas, American Express, AT&T Wireless, Bank of America, BBVA, CNN, Dell, Exxon, Federal Express, General Motors, Google, Heineken, Hewlett Packard, IBM, Johnson & Johnson, KLM, Kraft, Lanbox, Nike, Pepsi, Samsung, Sears, Sony, Unilever, Universal Pictures, U.S Army, VISA, Volkswagen, Volvo and Western Union.

Operating expenses

Terra Lycos’ efficient management of operations in the period led to a steady improvement in processes, enabling it to progressively reduce operating expenses by as much as 29%.

Operating margin – EBITDA

The Company expects to obtain positive EBITDA in the whole of the fourth quarter, in line with the continuous improvement in EBITDA seen in the last 13 quarters. 9M03 EBITDA in current euros was -37 million euros, an improvement of 63% or 63 million euros. The EBITDA margin over revenues was -10%, an improvement of 11 basis points, while the EBITDA margin over revenues in local currency was -8%, an improvement of 13 basis points.

9m 2003 Results

Press Release

Net income

Terra Lycos reported net income of –137 million euros, an improvement of 59% or 195 million euros. The rise in net income was prompted by both the improvement in EBITDA and the write-down of assets made at the close of 2002.

Cash

Terra Lycos still has one of the strongest cash positions in the sector, allowing it to fund its operations and explore new business opportunities with the aim of achieving profitable growth. The Company closed September 2003 with 1.62 billion euros in cash.

Operating Results

Terra Lycos ended September with a total of 4.6 million paying access, communication and portal services customers, an increase of 82%.

In September, the Company surpassed the half-million mark for broadband customers, ending the month with a total of 543,203, a rise of 59%. Along with increases in ADSL customers of 67% and 15% respectively in Brazil and Spain, another highlight is the growth in Chile, with 292%. Terra is still the leader in Brazil with market shares of over 50%, and in Spain continues to be the second ranked broadband access provider after Telefónica.

Subscribers to communications and portal services grew 166%, surpassing the 3 million mark thanks to both the success of the products and services launched by the Company in different countries and the new alliance with Telefónica.

About Terra Lycos

Terra Lycos is a global Internet group, with a presence in 40 countries in 19 languages. The group, which resulted from Terra Networks, S.A’s acquisition of Lycos, Inc. in October of 2000, operates some of the most widely visited web sites in the US, Europe, Asia and Latin America, and is the largest access provider in Spain and Latin America.

Terra Lycos’ network of websites includes Terra in 18 countries, Lycos in 22 countries, Angelfire.com, Atrea.com, Azeler.es, Educaterra.com, Gamesville.com, HotBot.com, Ifigenia.com, Invertia.com, Lycos Zone, Maptel.com, Matchmaker.com, Quote.com, RagingBull.com, Rumbo.com, Tripod.com, Uno-e.com and Wired News (Wired.com), among others.

Terra Lycos, with headquarters in Barcelona and operating centers in Madrid and Boston, as well as elsewhere, is listed on the Madrid stock exchange (ticker: TRR) and on the NASDAQ electronic market (ticker: TRLY).

9m 2003 Results

Press Release

*Safe-Harbour

This document contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activities and situation relating to the Company. This foward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes” and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions (Shearman.-May 2 2003). Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Analysts and investors are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this presentation. Terra Lycos undertakes no obligation to release publicly the results of any revisions to these forward-looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Terra Lycos business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company’s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities and Exchange Commission.

9m 2003 Results

Financial Statements

9m 2003 Results

Financial Statements

Consolidated Statement of Operations

(in thousand of Euros – Spanish GAAP)

unaudited

	Nine Months Ended sep-30
	2003	2002
Revenues:
Access	158,570	169,156
Advertising and e-commerce	99,586	228,017
Communication, portal and content services	88,100	33,189
Corporate & SMEs Services and Other	44,983	37,744
Total revenues	391,239	468,106

Operating expenses:
Goods purchased	(199,561)	(227,024)
Personnel expenses	(93,126)	(136,781)
Professional services	(20,914)	(29,002)
Depreciation and amortization	(57,158)	(110,423)
Marketing and Commissions	(54,395)	(96,253)
Maintenance, supplies and leases	(33,333)	(47,734)
Other operating expenses	(37,013)	(47,645)
Total operating expenses	(495,500)	(694,862)

Operating loss	(104,261)	(226,756)

Financial income (expense)	27,059	49,324
Amortization of goodwill	(62,385)	(191,070)
Equity share in affiliate losses, net	(15,014)	(60,278)
Extraordinary income (expense) and other	17,401	875

Income (loss) before taxes	(137,200)	(427,905)

Corporate income tax credit	(226)	92,739
Minority interest	447	2,972

Net Loss (Spanish GAAP)	(136,979)	(332,194)

Shares excluding Stock Options Plan (’000)	560,973	559,364

9m 2003 Results

Financial Statements

Notes to Consolidated Statement of Operations

(in thousand of Euros – Spanish GAAP)

unaudited

Revenues by Country (1)

	Nine Months Ended Sep-30						Δ%
	2003	2002	2003		2002
	Current Euros		Local Currency
Spain	139,949	107,419	139,949		107,419		30%
Brazil	105,990	91,746	366,455		226,512		62%
US	93,812	198,584	104,140		183,505		-43%
Other	51,488	70,357	62,383	(2)	70,357	(3)	-11%
Total revenues	391,239	468,106

(1)	Not by legal entity
(2)	In euros at 9m’02 average exchange rates
(3)	In Euros

EBITDA Reconciliation – Current Euros

	Nine Months Ended sep-30		Δ%
	2003	2002
Operating loss	(104,261)	(226,756)	54% F
Depreciation and amortization	57,158	110,423	48% F
Lease expense on fixed assets (1)	9,875	16,661	41% F
EBITDA (2)	(37,228)	(99,672)	63% F
EBITDA Margin	-10%	-21%	11 b.p.

(1)	In all prior periods reported and for EBITDA guidance calculation purposes, expenses related to equipment leases recorded in Lycos are deemed to be depreciation costs.
(2)	See EBITDA description in the Other Information section
F:	Favorable evolution U: Unfavorable evolution

9m 2003 Results

Financial Statements

9m’03 Figures at Constant Euros

	Nine Months Ended sep-30		Δ%
	2003 Constant € (1)	2002
Revenue by business:
Access	185,240	169,156	10%
Advertising and e-commerce	120,880	228,017	-47%
Communication, portal and content services	103,384	33,189	212%
Corporate & SMEs Services and Other	53,963	37,744	43%
Total revenues	463,467	468,106	-1%

Revenue by country:
Spain	139,949	107,419	30%
Brazil	148,429	91,746	62%
US	112,706	198,584	-43%
Other	62,383	70,357	-11%
Total revenues	463,467	468,106	-1%

EBITDA (2)	(38,126)	(99,672)	62%	F
EBITDA Margin	-8%	-21%	13 b.p.

(1)	9m’02 average exchange rates
(2)	See EBITDA description in the Other Information section
F:	Favorable evolution U: Unfavorable evolution

“Business as Usual” Revenues (Net of FX and Bertelsmann/TEF contracts)

	Nine Months Ended sep-30		Δ%
	2003	2002
Revenue at Current Euros	391,239
Effect of exchange rates on revenues (1)	72,228
Revenue at Constant Euros	463,467	468,106	-1%

Bertelsmann/Telefonica revenues	65,793	133,073
Effect of FX on Bertelsmann/TEF revenues (1)	11,231

“Business as Usual” Revenues	386,443	335,033	15%

(1)	9m’02 average exchange rates

9m 2003 Results

Financial Statements

Consolidated Balance Sheet

(in million of Euros—Spanish GAAP)

unaudited

	sep-30 2003	sep-30 2002
ASSETS
Due from Shareholders for Uncalled Capital	224	323
Fixed and Other Noncurrent Assets:
Intangible assets	78	90
Property and equipment	39	91
Long-term investments	619	1,114
Other fixed and noncurrent assets	1	65
Total fixed and other noncurrent assets	737	1,360
Goodwill in consolidation	451	1,571
Long-Term deferred expenses	7	14
Current Assets:
Cash and Short-term investments	1,622	1,825
Other current assets	176	202
Total current Assets	1,798	2,027

TOTAL ASSETS	3,217	5,294

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	2,939	4,906
Minority interests	3	0
Long-term liabilities	73	79
Current liabilities	202	309

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	3,217	5,294

Note to Balance Sheet:

In December 2002, as a result of the analysis based on the estimated future value that each of the businesses and countries will generate, performed in order to determine the recovery of the carrying value of goodwill, tax assets, and other fixed assets in the consolidated balance sheet, in accordance with the accounting principle of prudence in valuation, the Company recorded impairment charges amounting to 857 million Euro related to goodwill and reversed tax assets amounting to 385 million Euro. Also, the Company wrote down 57 million Euro of start-up costs and recorded fixed assets valuation allowances and write off amounting to 61 million Euro.

9m 2003 Results

Financial Statements

Cash Flow Statement

(in million of Euros—Spanish GAAP)

unaudited

sep-30 2003
Initial Balance (1)	1,748.4
Cash flows from operating activities	(59.9)
Cash flows from investing activities	(66.6)
Cash flows from financing activities	30.5
Conversion exchange rate	(34.3)
Ending Balance (2)	1,618.0

(1)	’03 initial balance expressed in Euros at Dec ’02 closing exchange rates.
(2)	’03 ending balance expressed in Euros at Sep ’03 closing exchange rates.

Change in Net Debt Position

(in million of Euros—Spanish GAAP)

unaudited

		sep-30 2003
I	Cash flow from operations	-59.9
II	Other payment related to operating activities	0.0
III	Net interest payment	26.1
IV	Payment for income tax	0.0

A=I+II+III+IV	Net cash provided by operating activities	-33.8

V	Net payment for investment in fixed and intangible assets	-62.9
VI	Net payment for financial investment	-3.7

B=V+VI	Net cash used in investing activities	-66.6

C	Dividends paid	0.0

D=A+B+C	Free cash flow after dividends	-100.4

E	Capital increases	4.4
F	Effects of conversion rate changes on net debt	-34.3

G	Net debt at beginning of period	-1,761.1
	Cash and cash equivalent	-1,748.4
	Other short term financial investment	-12.7

H=G-D-E-F	Net debt at end of period	-1,622.4
	Cash and cash equivalent	-1,618.0
	Other short term financial investment	-4.4

9m 2003 Results

Financial Statements

Operating Data

(in thousands)

	sep-30		Δ%
	2003	2002
Total Pay Subscribers (1)	4,602	2,530	82%
Access:
Narrowband	1,035	1,051	-2%
Broadband	543	342	59%
Total	1,578	1,393	13%

OBP (CSP/Portal):	3,024	1,137	166%

Broadband Access Subscribers:
Spain	143	125	15%
Latam	400	217	84%
Total	543	342	59%

(1)	Based on number of services delivered. Some subscribers may be contracting access and OBP product/services at the same time.

9m 2003 Results

Historic Data

9m 2003 Results

Historic Data

Consolidated Statement of Operations

(in thousand of Euros—Spanish GAAP) unaudited

	2001				2002				2003
	3m	6m	9m	12m	3m	6m	9m	12m	3m	6m	9m
Revenues:
Access	46,275	101,249	151,944	200,451	60,896	118,326	169,156	220,416	49,722	102,696	158,570
Advertising and e-commerce	111,502	206,062	302,121	389,143	75,138	156,386	228,017	281,362	20,753	59,962	99,586
Communication, portal and content services	6,768	15,028	22,952	33,936	9,396	21,015	33,189	66,638	30,593	61,922	88,100
Corporate & SMEs Services and Other	13,199	35,116	50,538	69,982	15,166	26,611	37,744	53,376	13,759	29,156	44,983
Total revenues	177,745	357,455	527,555	693,512	160,596	322,338	468,106	621,791	114,827	253,736	391,239

Operating expenses:
Goods purchased	(90,400)	(188,400)	(273,365)	(352,039)	(83,218)	(157,367)	(227,024)	(293,619)	(57,857)	(129,529)	(199,561)
Personnel expenses	(54,870)	(109,138)	(157,216)	(204,969)	(47,788)	(93,986)	(136,781)	(165,433)	(31,831)	(62,712)	(93,126)
Professional services	(13,222)	(28,933)	(41,873)	(56,976)	(11,973)	(24,383)	(29,002)	(35,361)	(6,088)	(13,627)	(20,914)
Depreciation and amortization	(32,453)	(73,713)	(109,373)	(157,426)	(40,369)	(76,612)	(110,423)	(142,718)	(19,461)	(37,492)	(57,158)
Marketing and Commisions	(57,679)	(111,963)	(152,633)	(186,043)	(28,266)	(62,081)	(96,253)	(142,905)	(15,592)	(35,398)	(54,395)
Maintenance, supplies and leases	(17,483)	(35,989)	(53,148)	(70,757)	(17,020)	(33,539)	(47,734)	(63,353)	(12,176)	(23,905)	(33,333)
Other operating expenses	(26,782)	(38,657)	(61,202)	(82,746)	(19,179)	(35,773)	(47,645)	(62,815)	(10,844)	(25,188)	(37,013)
Total operating expenses	(292,889)	(586,792)	(848,809)	(1,110,956)	(247,813)	(483,741)	(694,862)	(906,204)	(153,849)	(327,851)	(495,500)

Operating loss	(115,144)	(229,337)	(321,254)	(417,444)	(87,217)	(161,403)	(226,756)	(284,413)	(39,022)	(74,115)	(104,261)

Financial income (expense)	30,011	68,942	96,604	126,262	14,445	33,730	49,324	63,544	12,270	21,416	27,059
Amortization of goodwill	(126,334)	(268,965)	(320,284)	(383,507)	(65,661)	(128,887)	(191,070)	(252,555)	(20,129)	(42,173)	(62,385)
Equity share in affiliate losses, net	(112,503)	(126,310)	(173,045)	(181,732)	(21,012)	(39,076)	(60,278)	(148,902)	(11,187)	(8,608)	(15,014)
Extraordinary income (expense) and other	64,181	(8,776)	(31,420)	(74,847)	(1,352)	(2,942)	875	(1,046,331)	2,518	5,773	17,401

Income (loss) before taxes	(259,788)	(564,446)	(749,398)	(931,268)	(160,797)	(298,578)	(427,905)	(1,668,657)	(55,550)	(97,707)	(137,200)

Corporate income tax credit	85,525	173,308	274,983	363,350	30,046	62,291	92,739	(342,625)	(164)	(168)	(226)
Minority interest	(218)	699	1,101	1,620	586	2,811	2,972	2,411	26	24	447

Net Loss (Spanish GAAP)	(174,482)	(390,439)	(473,314)	(566,298)	(130,165)	(233,476)	(332,194)	(2,008,871)	(55,688)	(97,851)	(136,979)

Shares excluding Stock Options Plan (’000)	557,127	557,471	558,619	558,835	560,600	559,313	559,364	559,569	559,848	560,835	560,973

9m 2003 Results

Historic Data

Notes to Consolidated Statement of Operations

(in thousand of Euros – Spanish GAAP)

unaudited

	2001				2002				2003
	3m	6m	9m	12m	3m	6m	9m	12m	3m	6m	9m
Revenues by Country: (1)
Spain	30,649	72,656	104,992	137,997	35,458	71,154	107,419	164,148	42,051	89,638	139,949
Brazil	20,216	43,874	69,268	98,941	31,853	65,371	91,746	115,484	33,270	71,934	105,990
US	106,123	195,524	283,878	354,629	67,455	137,909	198,584	230,907	21,317	57,263	93,812
Other	20,758	45,401	69,419	101,945	25,830	47,904	70,357	111,252	18,189	34,902	51,488
Total revenues	177,745	357,455	527,555	693,512	160,596	322,338	468,106	621,791	114,827	253,736	391,239

EBITDA reconciliation:
Operating loss	(115,144)	(229,337)	(321,254)	(417,444)	(87,217)	(161,403)	(226,756)	(284,413)	(39,022)	(74,115)	(104,261)
Depreciation and amortization	32,453	73,713	109,373	157,426	40,369	76,612	110,423	142,718	19,461	37,492	57,158
Lease expense on fixed assets (2)	6,696	14,133	21,621	28,029	6,009	11,611	16,661	21,388	4,359	8,404	9,875
EBITDA(3)	(75,995)	(141,491)	(190,260)	(231,989)	(40,839)	(73,180)	(99,672)	(120,306)	(15,202)	(28,219)	(37,228)
EBITDA Margin	-43%	-40%	-36%	-33%	-25%	-23%	-21%	-19%	-13%	-11%	-10%

(1)	Not by legal entity
(2)	In all prior periods reported and for EBITDA guidance calculation purposes, expenses related to equipment leases recorded in Lycos are deemed to be depreciation costs.
(3)	See EBITDA description in the Other Information section

9m 2003 Results

Historic Data

Consolidated Balance Sheet

(in million of Euros—Spanish GAAP)

	2001				2002				2003
	mar-31	jun-30	sep-30	dic-31	mar-31	jun-30	sep-30	dic-31	mar-31	jun-30	sep-30
ASSETS
Due from Shareholders for Uncalled Capital	474	421	389	367	350	339	323	292	254	229	224
Fixed and Other Noncurrent Assets:
Intangible assets	192	174	151	158	141	107	90	57	72	69	78
Property and equipment	130	137	121	128	121	98	91	55	46	43	39
Long-term investments	974	894	1,016	1,126	1,080	1,099	1,114	522	559	615	619
Other fixed and noncurrent assets	111	104	95	88	82	72	65	3	3	3	1
Total fixed and other noncurrent assets	1,407	1,309	1,383	1,500	1,423	1,376	1,360	637	679	730	737
Goodwill in consolidation	1,907	1,883	1,866	1,819	1,760	1,625	1,571	627	606	471	451
Long-Term deferred expenses	23	14	11	9	15	12	14	10	7	7	7
Curent Assets:
Cash and Short-term investments	2,602	2,611	2,333	2,191	2,022	1,911	1,825	1,761	1,744	1,650	1,622
Other current assets	273	235	220	221	212	187	202	177	147	169	176
Total current Assets	2,875	2,846	2,553	2,412	2,234	2,099	2,027	1,938	1,891	1,819	1,798
TOTAL ASSETS	6,686	6,473	6,202	6,107	5,782	5,451	5,294	3,505	3,437	3,256	3,217

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	6,002	5,841	5,592	5,557	5,312	5,007	4,906	3,191	3,112	2,987	2,939
Minority interests	4	3	3	4	2	0	0	0	0	4	3
Long-term liabilities	203	188	163	115	108	110	79	52	60	62	73
Current liabilities	477	441	444	431	361	334	309	262	266	203	202
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	6,686	6,473	6,202	6,107	5,782	5,451	5,294	3,505	3,437	3,256	3,217

Note to Balance Sheet:

In December 2002, as a result of the analysis based on the estimated future value that each of the businesses and countries will generate, performed in order to determine the recovery of the carrying value of goodwill, tax assets, and other fixed assets in the consolidated balance sheet, in accordance with the accounting principle of prudence in valuation, the Company recorded impairment charges amounting to 857 million Euro related to goodwill and reversed tax assets amounting to 385 million Euro. Also, the Company wrote down 57 million Euro of start-up costs and recorded fixed assets valuation allowances and write off amounting to 61 million Euro.

9m 2003 Results

Historic Data

Operating Data

(in thousands)

	2001				2002				2003
	3m	6m	9m	12m	3m	6m	9m	12m	3m		6m	9m
Total Pay Subscribers (1)	1,085	1,273	1,237	1,663	1,830	2,269	2,530	3,127	3,260		3,610	4,602

Access:
Narrowband	1,025	1,140	1,063	1,070	1,038	1,048	1,051	1,021	1,031		1,045	1,035
Broadband	60	133	174	233	272	301	342	378	419		477	543
Total	1,085	1,273	1,237	1,303	1,310	1,349	1,393	1,399	1,450		1,522	1,578

OBP (CSP/Portal):	n.a.	n.a.	n.a.	360	520	920	1,137	1,728	1,810		2,088	3,024

Broadband Access Subscribers:
Spain	36	79	91	109	122	123	125	125	122	(2)	135	143
Latam	24	54	83	124	150	178	217	253	297		342	400
Total	60	133	174	233	272	301	342	378	419		477	543

(1)	Based on number of services delivered. Some subscribers may be contracting access and OBP product/services at the same time.
(2)	Between 3m’02 and 3m’03 the company terminated 7,500 subscriber accounts, mainly due to bad-debt.

9m 2003 Results

Other Information

9m 2003 Results

Other Information

Description of main Consolidated Statement of Operations accounts and EBITDA

Revenues

Access: subscriptions, traffic-inducement fees and call center revenues from residential clients.

Advertising and e-commerce: advertising, slotting fees and transaction commissions.

Communication, Portal and Content Services: value-added service fees related to communication, portal and content services and software package licenses paid to us by the final user or the companies through which we distribute them to the final user.

Corporate & SMEs Services and Other: primarily services to corporations and SMEs both access and media related. It excludes fees paid to us by the companies that distribute our value-added services, which are included under the Communication, Portal and Content Services line.

Goods Purchased

Include telecommunication expenses, technical help desk expenses, purchase of customer connection kits and modems, cost of e-commerce products sold, ad-serving costs, purchase of content, operating outsourcing and any other purchase.

Personnel Expenses

Include salaries, associated expenses and other employee benefits, regardless of the job classification of the employee.

Professional Services

Include, among others, consulting, legal advisors’, auditors’ fees and insurance policies.

Depreciation and Amortization Expenses

Include depreciation charges relating to tangible assets and amortization charges relating to intangible assets (not including goodwill), intangible rights and start-up costs.

Marketing and Commissions

Include expenses related to advertising and marketing.

Maintenance, Supplies and Leases

Include rental expenses, equipment leases, repairs and maintenance expenses, as well as expenses related to internal communications and other office expenses.

Other Operating Expenses

These expenses include bad debt, tax (other than income tax), travel expenses and other operating expenses.

EBITDA

EBITDA is defined as operating income (loss) before depreciation on fixed assets, lease expense on fixed assets and amortization on intangible assets.

Other below the line items that are not included in EBITDA represent costs that are either not directly related to our core business or are non-recurring in nature including our share of gains and losses on equity method investments, goodwill amortization and other one time charges we believe to be outside the normal course of business and which may change from period to period, as well as income taxes.

9m 2003 Results

Other Information

Main Fully and Equity Consolidated Companies

MAIN FULLY CONSOLIDATED COMPANIES
ARGENTINA	TERRA NETWORKS ARGENTINA S.A.
BRAZIL	TELEFONICA INTERACTIVA BRASIL LTDA. (GROUP)
CHILE	TERRA NETWORKS CHILE HOLDING LIMITADA (GROUP)
COLOMBIA	TERRA NETWORKS COLOMBIA HOLDING S.A. (GROUP)
DOMINICAN REPUBLIC	TERRA NETWORKS CARIBE, S.A.
GUATEMALA	TERRA NETWORKS GUATEMALA S.A. (GROUP)
MEXICO	TERRA NETWORKS MEXICO HOLDING S.A. DE C.V. (GROUP)
PERU	TERRA NETWORKS PERU S.A.I
SPAIN	EDUCATERRA
SPAIN	IFIGENIA PLUS, S.A.
SPAIN	MAPTEL NETWORKS, S.A.
SPAIN	TERRA NETWORKS ESPAÑA, S.A.
USA	LYCOS INC. (GROUP)
USA	ONE TRAVEL.COM, INC.
VENEZUELA	TERRA NETWORKS VENEZUELA S.A.

MAIN EQUITY CONSOLIDATED COMPANIES
HOLLAND	LYCOS EUROPE	32,1%
SINGAPUR	LYCOS ASIA	50%
SPAIN	AZELER AUTOMOCIÓN, S.A.	50%
SPAIN	ATREA	50%
SPAIN	RED UNIVERSAL DE MARKETING Y BOOKINGS ON-LINE, S.A.	50%

9m 2003 Results

Other Information

Guidance

	Revenue (€ m)	EBITDA Margin
February 26, 2003
For the period of:

FY 2003	570 – 620 (*)	-12% -8%

(*)	Figures at 2002 average exchange rates

This document contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activities and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes” and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions.

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Terra Lycos undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this document, including, without limitation, changes in Terra Lycos business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company’s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities and Exchange Commission.

9m 2003 Results

Other Information

Relevant Facts filed with the CNMV/SEC

♦	October 29th. 2003: The Board of Directors of TERRA NETWORKS, S.A., in its meeting held today, accepted the resignation submitted by Mr. Robert J. Davis, as Member and Vice President of the Board of Directors of TERRA NETWORKS, S.A., after thanking Mr. Davis for his work and dedication during the term of his functions.

♦	June 26th. 2003: The Board of Directors of Terra Networks, S.A., in accordance to the opinion issued by Citigroup and Lehman Brothers, considers that the Public Tender Offer for 100% of the shares in Terra Networks, S.A., due to the launching by Telefónica, S.A., is fair to the shareholders of the company. In accordance with the recommendation made, the Board of Directors has decided to accept the Offer as regards the 2.420.468 shares of Terra held as treasury stock by Lycos Inc. The Directors holders of shares in Terra have declared their intention to accept the Offer as regards the shares in Terra held by them. Additionally, the director appointed by proposal of Banco Bilbao Vizcaya, S.A., informs that such entity has resolved to accept the Offer.

♦	June 18th. 2003: Terra Networks, S.A. has consummated a series of stock purchase agreements pursuant out which it has increased its stake in Onetravel.com, Inc. by approximately 39.6% to 52.05% of the outstanding stock of OneTravel.com, Inc. Such transactions were completed during the second quarter of 2003

♦	June 16th 2003: The Board of Directors of Terra Networks has agreed to hire the investment banks, Lehman Brothers and Citigroup, for the valuation work to issued a fairness opinion of Telefónica’s tender offer; as well as the law firms Garrigues, Davis Polk & Wardwell and Cravath, Swaine & Moore.

♦	June 13th. 2003: Terra Networks, S.A. has announced the sell of its 20% stake in Terra Mobile, S.A. to its partner Telefónica Móviles, S.A., which now owns the 100% of the company.

♦	May 29th 2003: The Board of Directors of Terra Networks, S.A. has had knowledge of the tender offer launched by Telefónica, S.A. for the 100% of Terra Networks, S.A.’s shares. The Board, at this time, nonetheless and, awaiting for the formal notification of the “Comisión Nacional del Mercado de Valores” as to its approval, hereby declares its willingness to fully comply with all applicable laws in regard to this matter. Taking into consideration the foregoing, the Board of Directors will provide a constant follow up in connection with all and any events that may occur from now on and will adopt as many beneficial decisions as the social and shareholder interests may require. Following all this steps, and fully complying with their legal obligations, a declaration will be issued with regard to the terms and conditions of the tender offer as well as their willingness as to offering or not their shares in this procedure.

9m 2003 Results

Other Information

♦	April 24th. 2003: Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and Terra Networks, S.A. (TERRA), holders of the 51% and 49% of the share capital of Unoe Bank, S.A., respectively, in an Extraordinary General Shareholders’ Meeting held on April 23, 2003, have unanimously approved an increase of capital in Unoe Bank, S.A., to be wholly subscribed by Finanzia Banco de Crédito, S.A. (a wholly owned subsidiary of BBVA), through the contribution of its Consumer’s Lending Business. As a result of the referred capital increase, BBVA Group and TERRA will hold stakes in Unoe Bank, S,A, share capital of 67% and 33%, respectively.

♦	April 4th. 2003: Terra Lycos communicates the resolutions approved by the General Shareholders Meeting held on April, 2nd.

♦	March 26th. 2003: Terra Lycos communicates the appointment of the shareholder Mr. J. Alfonso Bustamante as a member of the Board of Directors, in order to fill the vacancy produced after the resignation of Mr. John H. de Mol.

♦	February 26th. 2003: Terra Lycos announced its 2002 financial results. In accordance with the accounting principle of prudence in valuation, as of December 31, 2002 consolidation goodwill amounting to €856,657 thousand was written down and capitalized tax credits amounting to €384,530 thousand were reversed (this reversal amounted to €453.403 thousand considering the tax assets booked during year 2002). Also,€56,622 thousand of start-up costs were written down and tangible fixed asset and intangible asset allowances and write offs were recorded for a total amount of €61.202 thousand.

♦	February 13th. 2003: The Board of Directors of Terra Lycos unanimously approved the signature with Telefónica of a Strategic Alliance Master Agreement that substitutes the Strategic Agreement of May 16th, 2000 to which the company Bertelsmann was also party. The signing of the new Strategic Agreement between Terra and Telefónica responds, on the one hand, to the changes experienced in the Internet business, particularly the development of broadband services; and, on the other hand, the need to adapt the range of products and services offered by Terra Lycos Group under the May 2000 Agreement to the abovementioned new conditions and the specific needs of the Telefónica Group in those markets in which operates. Throughout its term, the Strategic Agreement guarantees Terra Lycos Group a generation of at least 78.5 million euro per year in value.

♦	January 30th. 2003: The Board of Directors meeting of Terra Networks, S.A. approved, previous favourable report of the Appointment and Remuneration Committee, the appointment of the shareholders Mr. Luis Bassat and Mr. Luis Badía as members of the Board of Directors, in order to fill the vacancies produced after the resignation of Mr. Jesús María Zabalza Lotina and Mr. Alejandro Junco de la Vega Elizondo.

♦	January 30th. 2003: The Board of Directors meeting of Terra Networks, S.A. approved the Internal Regulation of Best Practices on Financial Markets which modifies and develops the one in force that was approved on October 18, 1999, so as to comply with the new Spanish and USA regulations.

9m 2003 Results

Other Information

Press Releases

♦	October, 20th., 2003: Movielink, LLC and Terra Lycos launch a new co-branded site, giving millions of Lycos users more convenient access to Movielink’s leading movie download service.

♦	October, 16th., 2003: Terra Lycos launches Angelfire Elements on Lycos Angelfire, giving teens a choice of four very affordable subscription packages to meet all of their Web page building and hosting needs in one place.

♦	October, 8th., 2003: Terra España Offers non-cable Internet for its whole broadband offer, increasing its high-speed products’ catalogue with the new WIFI technology.

♦	October, 2nd., 2003: Terra Lycos announces the relaunch of Quote.com, its online financial site, with an entirely new design and functionality built specifically to serve the needs of today’s re-emerging and fast growing Active Trader segment.

♦	September, 30th 2003: Terra Lycos and Google Inc., developer of the largest performance-based advertising program, announce a multi-year agreement making contextually-targeted advertisements through the Google AdSense program available on selected sites throughout the Terra Lycos Network. Google will provide relevant contextually-targeted ads to pages of Terra Lycos’ U.S. properties.

♦	September, 22nd 2003: Terra Lycos announces the launch of its new Lycos Entertainment Top 50 Video View now available on Lycos Entertainment TV.

♦	September, 15th 2003: Terra Lycos announces its Angelfire Web site is the number one site within the Teen category for teens and tweens, according comScore Media Metrix, the industry-leading Internet audience measurement service.

♦	August, 27th 2003: Terra Lycos announces the launch of Lycos Models, an international models site.

♦	August, 25th 2003: Terra Lycos announces the redesign of its InSite Search Engine Marketing site. The new presentation eliminates the confusion surrounding search engine optimisation and paid inclusion.

♦	August, 11th 2003: Matchmaker.com announces the launch of an entirely new online dating environment and offers a special “get acquainted” price promotion for new members for only $9.95/month for either one.

♦	July, 3rd 2003: Terra.es consolidates its leadership as Spanish portal with an audience of 3.613.000 users, according to the 2(a) Ola of EGM in 2003.

9m 2003 Results

Other Information

Contact Information

Terra Lycos

Investor Relations

Miguel von Bernard	Investor Relations Director
Phone:	34.91.452.3922
e-mail:	miguel.vonbernard@corp.terra.com

Claudia Sierra	Investor Relations
Phone:	34.91.452.3927
e-mail:	claudia.sierra@corp.terra.com

Concha López	Investor Relations
Phone:	34.91.452.3926
e-mail:	concha.lopez@corp.terra.com

Justine Alonzo	Investor Relations USA
Phone	1.781.370.28.07
e-mail:	justine.alonzo@corp.terralycos.com

Terra Lycos

Shareholders Office

Cristina García	Shareholders Office
Phone:	900.500.525
e-mail:	oficina.accionistas@corp.terra.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Networks, S.A.

Date: November 5, 2003	By:	/s/ Elías Rodríguez-Viña Cancio
Name: Elías Rodríguez-Viña Cancio
Title: Chief Financial Officer Terra Networks, S.A.